Exhibit 99.4

PEDIMENT GOLD CORP.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

SEPTEMBER 30, 2010

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

EXECUTIVE SUMMARY

Pediment Gold Corp. (the “Company” or “Pediment”) is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately working towards commercial production of gold and silver in Mexico.

The Company currently has no income from operations and relies on financing either through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

In October 2010, the Company and Argonaut Gold Inc. (“Argonaut”) entered into a binding agreement (the "Agreement") to complete a business combination (the "Transaction").  Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico.

Pursuant to the terms of the Agreement, all of the Company’s common shares issued and outstanding immediately prior to consummation of the business combination shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) common share of the Company.

The Transaction is subject to certain standard conditions which will include no less than 66 2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholder’s meetings expected to be held in January 2011.

As at September 30, 2010, the Company had consolidated working capital of $8,693,883.  The Company has allocated $5.1 million to cover its operating expenses and to continue work on its San Antonio and La Colorada projects through fiscal 2011.  The Company has sufficient working capital to fund its 2011 operating and exploration expenditures.

The San Antonio project is located in Baja California Sur, Mexico, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz.  The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend.  A recently calculated resource estimate for San Antonio comprises a global total of 1.22 million ounces gold in the Measured and Indicated category, plus 27,450 ounces gold in the Inferred category (AMEC June 2010).  The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions relating to its San Antonio project.

The La Colorada project is located on a main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, which is the capital and main supply point of the State of Sonora in north western Mexico.  The 100% owned gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations.  The Company conducted a work program in the summer of 2009 to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 meters.  Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

As at December 21, 2010, the Company had the following common shares, stock options and warrants outstanding:

Common shares	50,717,072
Stock options (vested and unvested)	2,827,500
Fully Diluted shares outstanding	53,544,572

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

1.0

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) includes information from, and should be read in conjunction with, the annual audited consolidated financial statements of Pediment Gold Corp (“the Company” or “Pediment”) for the years ended September 30, 2010, 2009 and 2008. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars. This MD&A was prepared with information available as of December 21, 2010. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always. Identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “designed”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.  These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.  Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct.  The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0

DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico.  While none of the properties have reached commercial production, two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.  The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of acquisition costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities or from the receipt of proceeds from disposition or a joint venture on its mineral property interests.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors for advancing the Company’s projects to production are dependent on outside factors, such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico.  Additional risk factors that may affect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Annual Report as filed via SEDAR on December 29, 2010, available at www.sedar.com and under the heading “Risks and Uncertainties” listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business and those previously disclosed in the annual

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

audited consolidated financial statements of the Company for the years ended September 30, 2010, 2009 and 2008.

4.0

OVERALL PERFORMANCE

During the fiscal year ended September 30, 2010, the Company expended a total of $4,489,288 in exploration expenses relating to its mineral properties.  The total exploration expenses included $3,765,452 in expenditures on its San Antonio project and $634,973 on its La Colorada project, with the remaining $88,863 being expended on the annual tax payments relating to the Company’s other concessions.

During the year ended September 30, 2010, the Company purchased 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of 6,500,000 pesos ($529,748 - paid), which amount has been allocated to land.

Stock-based compensation expense, a non-cash item, was $506,604 during the year ended September 30, 2010.

5.0

PROJECT UPDATES

San Antonio Project Current Work in Progress and Future Work

Surface and Access Rights

The Company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a “temporary occupation agreement”, for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of MXN200,000 ($16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares. The minimum annual payment under the terms of the agreement is MXN600,000, or approximately $48,000, plus annual inflation escalations. An advanced payment of MXN1,800,000 ($146,070 - paid) that covers the first three years of the agreement was required and has been included in prepaid expenses.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of MXN6,500,000 ($529,748 – paid). The parties also signed a separate agreement to transfer rights to certain waste rock or ‘dump’ material within the Company’s concession areas to the Ejido San Antonio.

The Company is also working to acquire additional surface and access rights secondary to the San Antonio project.

Metallurgical Test Program

During Fiscal 2010 the Company engaged METCON Research (“METCON”) of Tucson, Arizona to conduct a comprehensive metallurgical test program for the San Antonio Gold Project. METCON developed a specific set of procedures for evaluating heap leach gold ores through a systematic, sequential test work culminating in column leach tests. The program for San Antonio has clear objectives for each phase of the metallurgical test program. Key procedures are as follows:

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

1)

Sample Preparation and Head Screen Assays from 20 PQ core drill holes representing approximately 17.5 tonnes of gold bearing material which is representative of 3 ore types (oxide, transitional oxide-sulphide and sulphide).

2)

Agitated Leach tests with Cyanidation Bottle Rolls on 4 Grind Calibrations and 3 ore types.

3)

Sample Characterization tests on ore types focused on Assaying for gold and silver, ICP 30 element chemistry on ore zones, Crusher Bond Work Index, Abrasion Index, Bulk Density, Specific Gravity and Acid Base Analysis (“ABA”) test work.

4)

Closed Cycle Column Leach Studies will be conducted on approximately 30 column leach tests with composite samples at crush sizes of 80 percent minus 2 inch, 3/4 inch, 3/8 inch and 1/4 inch inside columns 20 ft by 12 and 6 inches in diameter. Various flow rates will also be run to observe leach kinetics.

5)

Geo-Technical testing on leach residue from column test material will be sub-contracted to Golder Associates Inc. in Tucson, Arizona. This work is being conducted to gain a clear understanding of the physical properties of the leached ore for determination of height of the heap leach pad design as well as verify solution flow and application rate for leaching.

This work began with the delivery of all samples in late November.  Preparation of composites for the test work described above is planned in December 2010.  The planned program will require approximately 30 weeks to complete and will be used for advanced studies.

Pit Slope Study

Golder Associates Inc. was contracted in July 2010 to complete a final feasibility level pit slope study.  Through the fall, field work was conducted including the drilling and logging of 6 oriented drill core holes to better characterize the type of rock and existence of geologic structures such as faults and formations.  The field work is now being analyzed in the office and a final report is anticipated in early 2011.

Socio-economic Study

A Hermosillo, Sonora consulting firm, DS Dinamica Social was contracted in June 2010 to conduct field work and investigations relating to community relations and social impacts of the planned project.  Througout the summer a team of interviewers went house-to-house conducting surveys in villages near the planned project.  In addition, several key government and community leaders were interviewed.  The results of this work are now being tabulated with a final report due in February 2011.  This work and report will serve not only as a basis for follow-on community development and relations programs but will also be incorporated into permits required prior to the startup of the mine.

Hydrologic Study

In May 2001 a hydrologic consulting firm called Schlumberger Water Services (“SWS”) was contracted to perform an initial investigation into issues related to water supply and usage for the project.  They completed field work and literature reviews over a four-month period and in September 2010 provided a Phase 1 hydrologic report.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

The Phase I report summarized work done on the following tasks:

•

Data collection and analysis (water quality, precipitation, pumping, precipitation, well construction, etc).  This will include an evaluation of data quality and a gap analysis of the data for the Los Planes basin.  Information will also be obtained for the surrounding basins to determine if water resources might be available.

•

Meetings with CONAGUA.  It is important to establish a relationship early on with the local office of CONAGUA to obtain additional data that might not be in the public domain and to determine how they might want to collaborate on the solution of some of the water quantity and/or quality issues in the basin.

•

Well census.  While the CONAGUA database reports the amount of water that each well is allowed to pump, we have found out that these data are frequently incorrect.  To obtain a more accurate water balance for the basin, SWS will perform a well census to determine the volume and timing of groundwater extraction.

•

Precipitation calculations.  A key element in the evaluation of water resources and tailings facilities is a detailed analysis of precipitation data for the mine and the basin.  This allows us to determine the 100 year/24 hour storm event for tailings dam design as well an improved estimation of recharge to the basin.

Plans are to initiate a Phase 2 study in December 2011 which will continue key areas of the Phase 1 work including the development of monitoring and production water wells and an assessment of the general affect of the San Antonio operation on other users in the Los Planes groundwater basin.

Budget and Implementation Plan

The Board of Directors has approved a budget, plan and schedule for advancing the San Antonio Gold Project located in Baja California Sur, Mexico through to final feasibility.

The implementation plan and budget as presented below are designed to bring San Antonio to a feasibility stage by December, 2011. Plans, costs and schedules will be updated and modified as new information becomes available and as studies are completed and recommendations are reviewed. If the work can be completed as outlined and continues to indicate an economic project then the Company anticipates that detailed engineering, procurement and construction activities could conceivably begin in early 2012.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

The above budget of $9.295 million is based on an 18 month exploration and development plan covering the period from April 1, 2010 through to September 30, 2011.

40,000 Meter Drill Program

In June 2010, the Company commenced drilling on its 100%-owned San Antonio Gold property in Baja Sur, Mexico. The drill program was originally announced on January 14, 2010, and contemplated 11,000 meters, however due to additional information developed during the following months; the drill program was expanded to 40,000 meters and utilized one reverse circulation drill and one diamond drill. The program was designed to accomplish three key objectives; exploration, metallurgical geotechnical, and further definition sampling of the resources reported in the Technical Report and Resource Update, by Herdrick and Giroux, dated November 29, 2009. Additionally, later along the drill program, the Company decided it was also important to complete condemnation and drill holes and further holes for water monitoring.

Up to November 30, 2010 drilling at the San Antonio project has completed 34,077 meters of drilling, of which 25,165 meters are RC and 8,911 are core. These meters are further subdivided in the following categories:

Further definition or expansion of current resources
Zone	Meters drilled
Intermediate zone RC	5,650.08
Intermediate zone Core	2,323.50
Los Planes infill RC	12,733.93
Los Planes infill Core	1,165.60
Las Colinas infill RC	3,747.52
Las Colinas infill Core	391.50
Subtotal, combined RC + Core	26,012.13

Exploration near resource area
Zone	Meters drilled
La Colpa RC	1,214.63
La Colpa Core	753.00
Subtotal, combined RC + Core	1,967.63

Other drilling
Zone	Meters drilled
Met Samples (PQ)	1,817.78
Oriented geothech (HQ)	1,795.45
Condemnation RC	1,819.35
Condemnation CORE	664.77
Subtotal, combined RC + Core	6,097.35

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

At 11/30/2010, results from 106 drill holes have been released. Drilling within the Los Planes Zone, where most of the known resource exists, is designed to enhance and reclassify the known mineral resource.

Within the Intermediate Zone (south along strike of Los Planes); drilling intersected the continuation of gold mineralization with significant intercepts. The Intermediate Zone is a 600 meter long portion of mineralized trend between Los Planes and Las Colinas, which is defined by post mineral cross-faults that are now recognized to offset the Los Planes mineralization to the north and Las Colinas to the south. The Intermediate Zone had seen only limited testing prior to the current drill phase. There is now sufficient testing to confirm that gold mineralization was originally emplaced in a continuous trend of at least 2,000 meters of strike length from Los Planes through Intermediate to the Las Colinas zones.

Further south along strike of the Intermediate Zone is the Las Colinas Zone. Initial drilling here has and will continue to focus on in-fill and expanding the known gold mineralization.

Results received from the drill program to date were reported in news releases dated August 25, 2010, October 6, 2010 and November 18, 2010, which have been filed on SEDAR and can also be found on the Company’s website.

Collectively, these three zones (Los Planes-Main, Intermediate and Las Colinas-South) which are at least 2,000 meters in strike length are now recognized as one discrete and continuous horizon of gold mineralization. Drilling will continue in the coming months for these zones as part of the Company’s effort to attempt to fill in and enhance the known gold resource.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

All summarized intervals reported in the news releases and on the website for the 40,000 meter drill program at San Antonio were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped, except where indicated. Pediment has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex’s laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced above have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company’s website to see a complete collar table for the San Antonio project.

San Antonio Preliminary Assessment

In August 2010, AMEC E&C Services, Inc. (“AMEC”) completed and delivered a positive Preliminary Assessment (“PA” or “Preliminary Assessment”) for the  San Antonio project located in Baja California Sur, Mexico and recommended moving to more advanced studies. Details of the PA can be reviewed in the NI 43-101 Technical Report entitled “San Antonio Preliminary Assessment”, dated August 10, 2010, which the Company posted on its website (www.pedimentgold.com) and also filed on SEDAR.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

A summary of the major areas of work related to the Preliminary Assessment are as follows:

Geology and Resource Model

AMEC reviewed the exploration data base and the Quality Control and Quality Assurance program that Pediment completed and noted that there were no major errors or omissions. The data gathered and processed was within industry standards for use in the resource model. A resource model produced for Pediment in 2009 was audited by AMEC, and mineral resource classifications were re-stated.  Mineralization that had reasonable prospects for economic extraction was confined within a Lerchs-Grossmann pit cone that used appropriate mining and processing costs benchmarked for an open pit operation in Mexico. The pit cone was run using AMEC’s view of industry consensus on a long-term gold price of $900 per ounce for mineral reserves, with a 15% upside applied for mineral resources, at US$1,035 per ounce. Based upon limited metallurgical work completed to date recoveries were expected to be 75% in the oxide and transition zone and 50% in the sulfide zone using heap leach methods.

The Qualified Person for the mineral resource estimate is Edward J.C. Orbock III, M.AusIMM., an AMEC employee.  Mr. Orbock is independent of the Company as within the meaning of NI 43-101.  Mineral resources have an effective date of 25 June 2010.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

AMEC’s classification of mineral resources is as follows:

Mineral Resource Estimate, San Antonio Gold Project, Edward J.C. Orbock III, MAusIMM, Effective Date of the Resource is June 25, 2010.

Class	Au Cut-off	Tonnes (x 1,000)	(Au g/t)	Total Au grams (x 1,000)	Au ounces (x 1,000)
Oxide/Transition
Measured	0.17	4,991	0.98	4,882	157
Indicated	0.17	10,963	0.85	9,282	298
Subtotal Oxide/Transition M + I	0.17	15,995	0.89	14,164	455
Sulfide
Measured	0.40	2,839	1.32	3,735	120
Indicated	0.40	15,991	1.25	19,945	641
Subtotal Sulfide M + I	0.40	18,830	1.26	23,679	761
Oxide/Transition
Inferred	0.17	769	0.65	496	16
Sulfide
Inferred	0.40	327	1.19	388	12

Notes to Accompany Mineral Resources Table:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2. Mineral resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.

3. Mineral resources are reported as undiluted.

4. Mineral resources are reported within a conceptual pit shell.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

5. Mineral resources are reported using a long-term gold price of US$1,035/oz, variable mining and processing costs and variable recoveries, based on the oxidation state of the sulfides in the deposit.

Mine Development

AMEC developed a conventional open pit mine plan for San Antonio and established a mine schedule for an 11,000 tonnes per day gold heap leach project. The ultimate pit includes 112 million tonnes of material including 31.1 million tonnes of ore and 80.9 million tonnes of waste.  “Ore” is used to refer to material that can be mined at a profit using heap leach methods, includes material classified as Inferred mineral resources, and does not refer to mineral reserves.  Pediment notes that the scheduled mine plan proposed incorporates less than 3% Inferred mineral resources.

The life-of-mine strip ratio is 2.6 to 1 (waste to ore). Total ounces of gold contained in the pit are 1.12 million. Of this 672,900 ounces are recovered during mine operations at an average production of 82,500 ounces gold annually. The mine plan and schedule cost analysis are based on Measured, Indicated and Inferred resources contained in a pit that was created with the LG US$900 per ounce gold pit cone. Pediment has just initiated a 40,000 meter drill program with the objective of delineating additional mineralization that could support mineral resource estimation, and potentially support reclassification of existing mineral resources to higher-confidence classification categories through infill and step-out drilling.

The following table is the Mine Production Schedule:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	2,212	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

The Base Case mining assumption and operating and capital cost estimates are for contract mining. AMEC completed a first principle build up and costing for the Base Case contract equipment fleet. Mining operating costs for San Antonio average US$1.94 per tonne mined. Contract mining represents a tradeoff between capital and operating cost with higher operating costs for contract mining but, lower capital costs for equipment.

Alternative Cases for Development Process Operating and Capital Costs

Four alternative development cases were evaluated:

1) Base Case - Contract mining and 11,000 tonne per day (“tpd”) heap leach with Run-of-Mine (ROM) for oxide/transitional ores and crushed sulfide material.

2) Mill Case – Contract mining and a CIL mill with a 10 year targeted process life,

3) ROM Case- Contract mining and 11,000 tpd heap leach with all material ROM and

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

4) Owner Mining Case – Owner mining and 11,000 tpd heap leach with ROM oxide/transitional and crushed sulfide material.

Once inputs for operating and capital costs for all scenarios were plugged into a model the Base Case was chosen due to the best combination of low operating and capital costs and the most robust IRR.

Pediment cautions that the Preliminary Assessment is preliminary in nature; all four development cases are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any forecasts in the Preliminary Assessment will be realized.

Capital Costs

San Antonio is a green field project site, and although no infrastructure to support a mining operation currently exists, local infrastructure is considered good. A powerline, a paved road and fiber-optic cable all traverse the project site, and will require relocation as they cross the proposed pit areas. Total cost for infrastructure in the PA is US$27 million and is broken down as follows:

Infrastructure	Total (US$ M)
Power, highway and cable relocation	10.6
Arroyo diversions and berm	0.4
Site facilities	2.3
Powerline upgrade	0.7
Mine facilities	3.7
Sub-total	17.7
Construction overhead	4.4
EPCM	4.9
Total	27.0

Total project capital required to bring San Antonio into production including contingency is US$71.1 million. This also includes the pre-production mining costs of US$18.2 million. The breakdown of project capital costs are as follows:

Sustaining capital requirements for the life of the mine are estimated at US$27.9 million. This includes Year 3 project costs of US$27.1 in capital to construct the sulfide material tertiary crushing plant along with a stacking system and the leach pad expansion to accommodate the additional ore. Other sustaining capital is mainly for parts and mobile equipment replacements.

Operating Costs

Life-of-mine (“LOM”) operating costs are estimated at US$11.10 per one leached. The mining cost at US$6.49 per one leached accounts for the majority of the overall cost at 58%.

The table below details the operating cost areas:

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

Initial project operating costs are US$10.68 per�one leached which is below the LOM average due to lower processing cost for oxide and transitional ores. Once the crushing plant is commissioned in Year 4, operating costs rise to US$11.87 per�one and peak at US$12.82 per�one in Year 5. Following Year 5, the strip ratio begins to decline thus, lower the overall operating costs.  This can be seen in the following figure.

Financial Model

Pediment cautions that the Preliminary Assessment is partly based on Inferred Mineral Resources which account for less than 3% of the total resource, are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

AMEC evaluated the overall economic viability of the San Antonio project using both pretax and after-tax discounted cash flow analysis and using the engineering work and cost estimates discussed in the PA. Over the LOM, the San Antonio produces on average 82,500 ounces of gold per year for 8.2 years at a cash cost of US$513 per ounce of gold. Under a US$900/oz gold price assumption and using an 8% discount rate the pretax net present value (NPV) is US$79.0 million and the IRR is 33%. The after tax NPV is US$56.6 million and IRR is 26%. The following tables detail the pre-tax and after-tax cashflows for the Base Case.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

Sensitivity analysis was completed over the ranges of +/- 30 % for gold price, operating cost and capital costs. The results are shown on the spider plot below:

Execution Plan

Based on assumptions in the PA, Pediment estimates that the San Antonio gold project will take approximately three years to move into production, two years for permitting, feasibility study, and detailed engineering, and one year for construction.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

La Colorada Project

La Colorada gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The project is located on main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company’s plan to consolidate the mining district; as disclosed in note 8 of the consolidated annual financial statements.

2009 Resource Estimate for the El Crestón, La Colorada and Gran Central zones.

Class	Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
			Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000
M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

The combined Measured + Indicated resource in this initial estimate for the La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

Report on recent exploration activities on La Colorada

During the year ended September 30, 2010, Pediment continued exploration at La Colorada during 2009 with further bench sampling and also RC- and diamond drilling. The objective of this program was to evaluate areas of near surface gold mineralization for its open-pit, heap-leach potential, as well as explore extensions of vein-type, higher grade gold mineralization. A total of 9,489m were drilled during 2009, of which 1,520m were diamond and 7,970m were RC. Highlight results for the La Colorada drill program are shown below (As reported on news release dated November 17, 2009):

Table of selected 2009 drill results for the Veta Madre gold zone. No well-defined dip has been measured for the Veta Madre zone, having an irregular shape to depth with a east-northeast strike. Intervals reported cannot be considered true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R66	0.00	25.91	25.91	0.81	3.55
R69	3.05	28.96	25.91	0.59	2.15
R90	4.57	60.96	56.39	0.53	4.53
R91	0.00	25.91	25.91	1.08	2.94
R92	12.19	36.58	24.39	1.83	12.44
R94	0.00	39.62	39.62	1.11	2.68
R95	0.00	28.96	28.96	1.07	2.38
R96	32.00	41.15	9.15	1.12	2.93
R97	13.72	42.67	28.95	0.89	4.82

Table of results for the La Verde zone. La Verde has a east-northeast strike with a roughly -50 degree dip to the north. Widths are approximately true width for drill holes oriented to azimuth 160 and having a dip of -50 to the south (see website for full drill hole collar table).

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R57	21.34	25.91	4.57	36.33	83.97
Including	21.34	22.86	1.52	93.05	82.00
Including	22.86	24.38	1.52	13.99	21.90
Including	24.38	25.91	1.52	1.95	148.00
R58	19.81	27.43	7.62	1.60	20.48
Including	22.86	24.38	1.52	3.03	29.50
R103	9.14	15.24	6.10	2.98	29.70
Including	10.67	13.72	3.05	5.21	49.60
R104	0.00	12.19	12.19	1.54	9.54
R105	3.05	13.72	10.67	0.75	6.90

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

Table of results for the Gran Central vein zone. The vein zone has a dip of approximately -60 degrees to the north. The intercepts of drill holes dipping -45 to -50 degrees to the south will be near true width.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
DH-01	176.00	198.00	22.00	1.93	77.56
DH-05	69.5	70.5	1.00	7.220	6.6
And	96.6	100.6	4.00	1.380	40.5
including	98.6	99.6	1.00	4.298	135.0
And	165.2	207	41.8	1.025	5.3
including	170.2	171.2	1.00	4.362	2.7
including	175.2	177.2	2.00	4.344	5.3
including	188.0	189.0	1.00	3.978	3.6
And	210.0	221.0	11.00	0.800	3.8
And	225.0	231.5	6.5	0.582	5.0
And	245.6	247.6	2.00	2.586	3.5
R76	22.86	30.48	7.62	0.40	3.10
And	91.44	105.16	13.72	1.25	17.82
including	92.96	94.49	1.52	5.67	97.00
And	141.73	144.78	3.05	0.98	41.00
And	155.45	158.50	3.05	1.22	3.40

The El Crestón zone has a vertical-dipping south vein and other veins to the north dipping approximately -45 degrees to the south. Widths reported are not true widths. Please visit Pediment's website for a full drill hole collar table.

R115	10.67	18.29	7.62	4.86	16.78
including	13.72	15.24	1.52	22.56	44.00
And	65.53	74.67	9.14	1.37	9.78
including	67.05	68.58	1.52	4.79	19.70
And	91.44	100.58	9.14	1.01	7.18
And	160.02	163.07	3.05	1.68	7.35
R116	32.00	48.77	16.76	0.48	7.72
And	54.86	57.91	3.05	3.42	6.00
And	57.91	59.44	1.52	106.18	28.80
And	59.44	68.58	9.14	0.44	7.53

The La Colorada vein has a dip of between -45 and -50 degrees to the north-northeast. The intercepts for drill holes dipping -45 or -50 to the south will be near true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R71	103.63	115.82	12.19	0.85	0.86
And	137.16	143.26	6.10	4.94	15.85
including	137.16	138.68	1.52	3.34	14.30
including	138.68	140.21	1.52	4.93	13.90
including	140.21	141.73	1.52	8.42	23.60
including	141.73	143.26	1.52	3.07	11.60
R72	60.96	71.63	10.67	1.44	37.02
including	64.01	65.53	1.52	5.25	97.00

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

Data Review and Potential for La Colorada

During the past twelve months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings.

6.0

RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash inflows with the exception of investment and other income.

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.

The Company currently does not have an operating or producing mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company’s operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the annual consolidated financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the annual consolidated financial statements of the Company.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

Twelve months ended September 30, 2010, compared to twelve months ended September 30, 2009

The Company recorded a net loss and comprehensive loss of $7,340,712 for the year ended September 30, 2010 ($0.15 loss per share) compared to a net loss and comprehensive loss of $5,060,377 ($0.12 loss per share) in the year ended September 30, 2009, a decrease in net loss and comprehensive loss of $2,280,335, as explained in the following paragraphs.

Salaries expense and consulting fees were $1,206,998 in fiscal year 2010 compared to $1,207,198 in the same period in 2009, a decrease of $200.  The Company has maintained it’s strategy of hiring qualified consultants in 2010 in order to help the Company to continue to progress through the advanced exploration stage.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest.  This expense was $506,604 in the year ended September 30, 2010 compared to $1,158,891, in the same period in 2009, a decrease of $652,287. Less options vested in the year ended September 30, 2010 when compared to the year ended September 30, 2009.

Investor relations and promotion expenses were $263,395 in the fiscal year ended September 30, 2010 compared to $285,342 in the year ended September 30, 2009, a decrease of $21,947.  The Company has increased its level of shareholder information while reducing the level of travel to and from its operations in Mexico.

Transfer agent listing and filing fees was $50,418 in the year ended September 30, 2010 compared to $131,685 in the year ended September 30, 2009, a decrease of $81,267. In 2009, the Company incurred additional listing fees as a result of moving to the TSX.

Legal and audit fees was $250,705 in the year ended September 30, 2010 compared to $262,237 in the year ended September 30, 2009, a decrease of $11,532.  In 2010, the Company’s use of external legal counsel decreased when compared to the year ended September 30, 2009.

Investment and other income was $124,862 in the year ended September 30, 2010 compared to $365,461 in the year ended September 30, 2009, a decrease of $240,599 due to decreasing interest rates and the change in the average annual account balances that are held with major Canadian chartered banks.

During the year ended September 30, 2010 the Company expended $4,489,288 on exploration expenses compared to $1,731,601 during the year ended September 30, 2009, an increase of $2,757,687.  The increase is due to the extensive drill program at San Antonio project. Expenditures on the San Antonio project during the year ended September 30, 2010 were $3,765,452 compared to $619,684 during the year ended September 30, 2009, an increase of $3,145,768.  Expenditures on the La Colorada project during the year ended September 30, 2010 were $634,973 compared to $1,074,142 during the year ended September 30, 2009, a decrease of $439,169.  The remaining changes from prior year related to the annual property taxes for the Company’s other mineral property concessions.

During the year ended September 30, 20010 the Company recorded a $107,894 foreign exchange loss compared to a $80,849 foreign exchange loss in the year ended September 30, 2009, an increase of $27,045.  The Company’s two geographical business segments are Canada and Mexico with the Company’s operations in Mexico accounting for $7,581,826 of its $16,155,466 in total assets.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

The September 30, 2010 and 2009 Canadian dollar and Mexican Peso exchange rates were 12.26 and 12.57, respectively.  The September 30, 2010 and 2009 Canadian and US Dollar exchange rates were 1.03 and 1.06, respectively.  The $27,045 change in foreign exchange is a result of the reasonably unchanged year end rates from the year ended September 30, 2009.

7.0

FOURTH QUARTER 2010

The Company incurred a loss of $3,629,353 during the fourth quarter ending September 30, 2010.  Significant items incurred during the quarter are as follows:

Exploration expenses were $2,791,706.

Salary and consulting fees were $284,200.

Stock-based compensation expense relating to stock options that vested during the fourth quarter was $31,810.

Office and administration expense was $51,527 and investor relations expense was $67,358.

The Company incurred a foreign exchange loss of $159,894 during the quarter ending September 30, 2010.  The loss is attributable to the change in the Mexican Peso exchange rate between June 30, 2010 and the balance sheet date as at September 30, 2010. As the Company’s segmented operations in Mexico accounts for $7,581,826 of the Company’s $16,155,466 total assets, changes in foreign exchange rates at balance sheet dates can result in significant foreign exchange gains/losses.

The above expenses were offset by $19,804 in interest income.

8.0

SELECTED ANNUAL INFORMATION

The following table summarizes information regarding the Company’s operations on a yearly basis for the last three years in accordance with Canadian GAAP.

	For the years ended September 30
	2010	2009 (Restated)	2008 (Restated)
Total revenues (Interest & other income)	124,862	365,461	679,442
Loss for the year	(7,340,712)	(5,060,377)	(12,859,365)
Loss per share, basic and diluted	(0.15)	(0.12)	(0.33)
Total assets	16,155,466	21,412,331	21,675,198

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

9.0

SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company’s operations on a quarterly basis for the last eight quarters in accordance with Canadian GAAP.

	For the quarters ended
	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009
Total revenues (Interest & other income)	19,804	17,012	20,582	67,464
Loss for the quarter	(3,629,353)	(1,255,534)	(1,335,007)	(1,120,818)
Loss per share, basic and diluted	(0.07)	(0.03)	(0.03)	(0.02)

	For the quarters ended
	Restated	Restated	Restated	Restated
	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008
Total revenues (Interest & other income)	89,636	83,503	149,497	42,825
Loss for the quarter	(1,586,149)	(1,163,310)	(867,541)	(1,443,377)
Loss per share, basic and diluted	(0.04)	(0.03)	(0.02)	(0.03)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company’s guaranteed investment certificates earn interest.

The nature of the Company’s operations has remained unchanged from prior periods.  Changes in operating expenses can increase/decrease depending on the Company’s level of activity.  Significant variations in the loss from one period to another is mainly due to the issuance and vesting of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

10.0

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2010, the Company had cash and cash equivalents of $8,416,574 (September 30, 2010 - $15,553,239) and working capital of $8,693,883 (September 30, 2010 - $16,134,293).  The Company has allocated $5.1 million over the next twelve months for general and administrative expenses and for the continued exploration of its mineral properties. With working capital of $8,693,883 the Company has sufficient working capital to fund its planned 2011 operating and exploration expenditures.

The Company’s cash equivalents are highly liquid, guaranteed investment certificates (“GIC”) held at major Canadian financial institutions in accordance with the Company’s investment policy.  The Company’s cash and cash equivalents are comprised of the following:

	September 30, 2010	September 30, 2009

Held at major Canadian financial institutions:
Cash	$ 266,968	$ 5,137,947
Cash equivalents	8,077,919	10,271,727
	8,344,887	15,409,674
Held at major Mexican financial institutions:
Cash	71,687	143,565
Total cash and cash equivalents	$ 8,416,574	$ 15,553,239

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management has been successful in accessing the equity markets in prior years, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future. Factors which could impact management’s ability to access the equity markets include the state of capital markets, exploration results which provide further information relating to the underlying value the Company’s mineral properties, market prices for natural resources and the non-viability of the projects.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

11.0

TRANSACTIONS WITH RELATED PARTIES

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

(i)

As at September 30, 2010, $2,604 (2009 - $19,419) is due from a company with common directors for its share of rent for shared office space.

(ii)

As at September 30, 2010, $63,993 (2009 - $26,380) is due to directors/officers of the Company for director and consulting fees, of which, $12,925 (2009 - $25,610) is due to companies owned by directors/officers.

(b)

As at September 30, 2010, $46,793 (2009 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c)

Included in consulting fees is $306,000 (2009 - $388,928; 2008 - $406,108) of which $240,000 (2009 - $290,000; 2008 - $227,000) was charged by companies owned by directors and $66,000 (2009 - $98,928; 2008 - $179,108) by directors for consulting services.

(d)

Included in consulting fees is $66,994 (2009 - $83,000; 2008 - $nil) paid to companies owned by directors for directors’ fees.

(e)

Rent of $54,200 (2009 - $27,600; 2008 - $10,350) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

12.0

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

13.0

CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease.  The Company has an agreement to lease office space.  The future minimum lease payments by calendar year are as follows:

2011	$ 106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372

$ 459,836

During the year ended September 30, 2010, the Company entered into an agreement, subject to shareholder and TSX approval, with two consultants pursuant to which the Company committed to grant them each 150,000 restricted share units (“RSU”) with a term of 5 years; each consultant is also to receive an additional 150,000 RSUs on the completion of the San Antonio Project bankable feasibility study.

In the event the RSU plan is not approved by the Company’s shareholders and given final TSX approval by May 1, 2011, the RSU’s will be deemed to have terminated and the Company will then compensate each consultant with a cash payment equal to the fair value of 150,000 multiplied by the then-current market price by May 10, 2011.  In addition, within 10 days of the completed bankable feasibility study a second cash payment equal to 150,000 multiplied by the then-current market price will be paid to each of the consultants.

The Company has no material capital lease agreements and no material long term obligations other than those described above.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

14.0

PROPOSED TRANSACTIONS

In October 2010, the Company and Argonaut entered into an Agreement to complete a Transaction. Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico.  Pursuant to the terms of the Agreement, all of Pediment’s common shares issued and outstanding immediately prior to consummation of the Transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment common share.

The Transaction is subject to certain standard conditions, which will include no less than 66-2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholders’ meetings that has been scheduled for January 24, 2011.

15.0

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  Some of the possible risks include the following:

a)

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b)

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets in prior years, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

c)

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d)

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e)

The operations of the Company will require various licenses and permits from various governmental authorities.  There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f)

There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

g)

The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

h)

The Company’s operations are currently conducted in Mexico, and as such the Company’s operations are exposed to various levels of political and other risks and uncertainties that are inherent to the country of Mexico.  These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

i)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

16.0

DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

17.0

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Mineral property acquisition costs are deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value of the property. The Company’s accounting policy is to expense exploration costs until such time as their development potential is evidenced by a positive economic analysis of the project.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

Significant estimates are made in respect of the Company’s asset retirement obligations. The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. At present the Company has determined that it has no material asset retirement obligations.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Expected volatilities are based on the Company’s trading history except where there is insufficient trading history and volatilities are based on industry comparables. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period. Changes in estimates would impact the value of stock-based compensation, mineral properties, contributed surplus and share capital.

Other areas requiring the use of management estimates include the collectability of taxes and amounts receivable, balances of accrued liabilities, recoverability of intangible assets, the fair value of financial instruments, rates for amortization of property and equipment and the valuation allowance for future income tax assets.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

18.0

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a)

Change in Accounting Policy

i.

Exploration expenses

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.

ii.

Intangible assets

Intangible assets are recorded at cost and amortized using the unit-of-production method. The Company will assess on a periodic basis the carrying amount of its purchased intangible assets to determine if there has been an event or changes in circumstances that indicate an impairment to their carrying value.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

	As previously reported	Restatement	As restated
Consolidated Balance Sheet
Mineral properties – September 30, 2009	14,546,062	(9,829,158)	4,716,904

Consolidated Statement of Operations and Comprehensive Loss
Exploration expenses for the year ended September 30, 2009	37,775	1,693,826	1,731,601
Stock-based compensation for the year ended September 30, 2009	1,130,920	27,971	1,158,891
Future income tax recovery for the year ended September 30, 2009	(65,570)	65,570	-
Net loss and comprehensive loss for the year ended September 30, 2009	3,273,010	1,787,367	5,060,377
Basic and diluted loss per share for the year ended September 30, 2009	0.08	0.04	0.12
Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2009	37,620,962	9,829,158	47,450,120
Statement of cash flows
Mineral property acquisitions for the year ended September 30, 2009	2,446,074	1,622,478	823,596
Accounts payable and accrued liabilities for the year ended September 30, 2009	(44,858)	75,348	30,490
Consolidated Statement of Operations and Comprehensive Loss
Exploration expenses for the year ended September 30, 2008	-	6,854,021	6,854,021
Write-down of mineral properties the year ended September 30, 2008	2,099,553	(1,720,910)	378,643
Future income tax recovery for the year ended September 30, 2008	65,570	(65,570)	-
Net loss and comprehensive loss for the year ended September 30, 2008	7,791,824	5,067,541	12,859,365
Basic and diluted loss per share for the year ended September 30, 2008	0.20	0.13	0.33
Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2008	34,347,952	8,041,791	42,389,743
Statement of cash flows
Mineral property acquisitions for the year ended September 30, 2008	9,621,248	(7,072,383)	2,548,865
Accounts payable and accrued liabilities for the year ended September 30, 2008	52,052	114,283	166,335
Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2007	26,556,128	2,974,250	29,530,378

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

(b)

Future changes in accounting policies:

i.

International Financial Reporting Standards (IFRS):

In February 2008, the Canadian Accounting Standards Board confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on October 1, 2011.  The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

The Company is performing a detailed analysis of the differences between IFRS and the Company’s accounting policies as well as assessing the impact of various alternatives.  The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2011.

The Company is in the exploration stage and therefore has adopted accounting policies for exploration companies.    The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

Some of the specific areas reviewed and considered to date are:

•

IFRS 1- First-time adoption of IFRS

•

IFRS 2 – Share based payments

•

IFRS 6 – Exploration and evaluation of mineral resources

•

IFRS 7 – Financial instruments – disclosure

•

IAS 12 – Income taxes

•

IAS 16 – Property, plant and equipment

•

IAS 32 - Financial instruments: presentation

•

IAS 36 – Impairment of assets

•

IAS 37 - Provisions, contingent liabilities and contingent assets

•

IAS 39 - Financial instruments: recognition and measurement

ii.

Business Combinations:

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

19.0

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2010.  Based on management’s assessment and those criteria, management has concluded that the internal controls over financial reporting as at September 30, 2010 were effective.

20.0

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the Company’s disclosure controls and procedures and have concluded that they are effective as of September 30, 2010.

21.0

LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the Company’s control systems cannot provide absolute assurance that all issues and fraud will be prevented within the Company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls.  Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions.  In summary, because of the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

22.0

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The fair value of financial instruments at September 30, 2010 and 2009 is summarized as follows:

	2010		2009
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Held-for-trading
Cash and cash equivalents	$8,416,574	$8,416,574	$15,553,239	$15,553,239

Loans and receivables
Amounts receivable	$27,665	$27,665	$27,140	$27,140
Due from related parties	$2,604	N/A	$19,419	N/A

Financial Liabilities
Accounts payable and accrued liabilities	$1,230,232	$1,230,232	$227,517	$227,517
Due to related parties	$63,993	N/A	$26,380	N/A

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents.  Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions.  The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company’s investment policy.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

a)

Credit risk (Continued)

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2010	2009

Held at major Canadian financial institutions:
Cash	$ 266,968	$ 5,137,947
Cash equivalents	8,077,919	10,271,727

	8,344,887	15,409,674
Held at major Mexican financial institutions:
Cash	71,687	143,565

Total cash and cash equivalents	$8,416,574	$15,553,239

Included in cash equivalents at September 30, 2010 are cashable GIC earning interest at 0.70% and 1.15% (2009 - 0.25% and 2.66%) and maturing between October 18, 2010 and September 8, 2011 (2009 - October 18, 2009 and September 8, 2010), respectively.  The cashable GIC that matured on October 18, 2010 was reinvested.

b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company believes it has sufficient cash and cash equivalents at September 30, 2010 in the amount of $8,416,574 (2009 - $15,553,239) in order to meet its planned expenditures and obligations for the next year.  At September 30, 2010, the Company had accounts payable and accrued liabilities of $1,230,232 (2009 - $227,517) and amounts due to related parties of $63,993 (2009 - $26,380), which will become due for payment within three months.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

i.

Interest rate risk

Interest rate risk consists of two components:

a)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

b)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consists of cash held in bank accounts and GIC’s that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2010 and 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

ii.

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

c)

Market risk

ii.

Foreign currency risk (Continued)

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2010 and 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 10% and 9%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2010	2009

CDN $: MXN peso exchange rate variance	+10%	+9%

Net loss and comprehensive loss	$44,110	$84,825

CDN $: MXN peso exchange rate variance	-10%	-9%

Net loss and comprehensive loss	$(53,913)	$(101,603)

iii.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

23.0

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Capital requirements are driven by the Company’s exploration activities on its mineral properties. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company’s approach to capital management during the year.

24.0

SUBSEQUENT EVENTS

a)

On October 19, 2010, the Company entered into an Agreement to complete a business combination Transaction with Argonaut.

Pursuant to the terms of the Agreement, all of the Company’s common shares issued and outstanding immediately prior to consummation of the Transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one common share of the Company.

The Transaction is subject to certain standard conditions, which will include no less than 66-2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholders’ meetings to be held on January 24, 2011.

b)

On October 21, 2010, the Company agreed with RECAMI to make its last payment for cash and shares all for cash of USD$200,000 ($204,660) and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a USD$50,000 per year payment for the concept of NSR, even before the Company has reached commercial production. These advance payments; however cannot be deducted from the NSR payments once the Company reaches commercial production. Nevertheless, at that time, should the 3% NSR be less than $50,000, Pediment will not have to pay any further amount to reach said figure.

c)

On October 26, 2010, the Company issued 250,000 common shares pursuant to the exercise of options at a price of $1.60 for total proceeds to the Company of $400,000.

d)

On October 28, 2010, the Company issued 257,840 common shares and 128,920 warrants pursuant to the exercise of finder’s warrants at a price of $0.83 for total proceeds to the Company of $214,007.  Upon exercise of the finder’s warrants, 128,920 warrants at a price of $0.90 were exercised for total proceeds to the Company of $116,028.

Pediment Gold Corp.

(An Exploration Stage Company)

Management’s Discussion and Analysis

For the year ended September 30, 2010

e)

On November 4, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $0.90 for total proceeds to the Company of $180,000.

f)

On November 5, 2010, the Company issued 1,611,500 common shares pursuant to the exercise of warrants at a price of $0.90 for total proceeds to the Company of $1,450,350.

g)

On December 3, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $1.37 for total proceeds to the Company of $274,000.